

September 21, 2012

Via E-mail
Joseph W. Roberts
Executive Vice President and Chief Financial Officer
Alterra Capital Holdings Limited
Alterra House
2 Front Street
Hamilton, HM 11
Bermuda

Re: Alterra Capital Holdings Limited
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 000-33047

Dear Mr. Roberts:

We have reviewed your August 22, 2012 response to our August 8, 2012 letter and have the following comments.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to the Consolidated Financial Statements

15. Income Taxes, page 131

1. With regard to your response to prior comment 5 demonstrate why you believe current income tax expense complies with generally accepted accounting principles. Include quantified information explaining how the liability for taxes payable is eliminated and references to supporting literature in your explanation.

17. Statutory Requirements and Dividend Restrictions, page 135

2. With regard to your response to prior comment 6, please address the following by providing us proposed disclosure to be included in future periodic reports:

- Exclude from your disclosure the use of "unaudited" as these amounts are required disclosures by ASC 944-505-50 and Rule 4-08(e) of Regulation S-X, which should be audited.
- Exclude from your disclosure the term "preliminary estimates." We do not believe that the timing of filing your statutory financial statements should affect the amounts required to be disclosed in your GAAP financial statements.
- Disclose the amount of statutory net income or loss for each period as required by Rule 7.03(a)(23)(c) of Regulation S-X.
- Disclose the amount of retained earnings restricted or free of restrictions for payment to Alterra Capital Holdings Limited's stockholders. Refer to Rule 4-08(e)(1) of Regulation S-X.
- Disclose the amount of restricted net assets for your subsidiaries as of December 31, 2011, or otherwise explain and revise your disclosure to indicate how your current disclosure complies with the objective in Rule 4-08(e)(3)(ii) of Regulation S-X.

Please contact James Peklenk, Staff Accountant, at (202) 551-3661 or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614 if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant